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EXHIBIT 21.1

SUBSIDIARIES

Name of Company	Jurisdiction of Formation
BMC, Ltd.	California
Ellwood Pipeline, Inc	California
Whittier Pipeline Corporation	Delaware
TexCal Energy (LP) LLC	Delaware
TexCal Energy (GP) LLC	Delaware
TexCal Energy South Cal L.P.	Texas
TexCal Energy South Texas L.P.	Texas
TexCal Energy North Cal L.P.	Texas

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  EXHIBIT 21.1